As filed with the Securities and Exchange Commission on November 4, 2022

Securities Act File No. 333-231938

Investment Company Act File No. 811-23447

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	[ ]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 5	[X]
AND/OR
THE INVESTMENT COMPANY ACT OF 1940	[ ]
Amendment No. 6	[X]

Alpha Alternative Assets Fund

(formerly A3 Alternative Income Fund)

(Exact Name of Registrant as Specified in its Charter)

500 Newport Center Drive, Suite 680

Newport, California

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (303) 997-9010

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

(Name and address of agent for service)

Copy to:

JoAnn M. Strasser

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box [ ]

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box [X]

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box [ ]

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box [ ]

It is proposed that this filing will become effective (check appropriate box):

[ ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[ ] immediately upon filing pursuant to paragraph (b)

[X] on November 15, 2022 pursuant to paragraph (b)

[ ] 60 days after filing pursuant to paragraph (a)

[ ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[X] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

[ ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

[ ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

[ ] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 is being filed pursuant to paragraph (b)(1)(iii) of Rule 486 of the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of delaying, until November 15, 2022, the effectiveness of the registration statement for Alpha Alternative Assets Fund, filed in Post-Effective Amendment No. 5 (“PEA No. 5”) on September 7, 2022, pursuant to paragraph (a) of Rule 486 of the 1933 Act. Since no other changes are intended to be made to PEA No. 6 by means of this filing, Parts A, B and C of PEA No. 5 are incorporated herein by reference.

PART A – PROSPECTUS

The Prospectus for Alpha Alternative Assets Fund is incorporated herein by reference to Part A of PEA No. 5.

PART B – STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information for Alpha Alternative Assets Fund is incorporated herein by reference to Part B of PEA No. 5.

PART C – OTHER INFORMATION

The Part C for Alpha Alternative Assets Fund is incorporated herein by reference to Part C of PEA No. 5.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has caused this Amendment to the Registration Statement to be duly signed on its behalf in the City of Newport Beach, State of California on the 4th day of November, 2022.

ALPHA ALTERNATIVE ASSETS FUND

(Registrant)

By:	/s/Gobind Sahney
Gobind Sahney
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Kate Davis Kate Davis	Trustee	November 4, 2022

/s/ Felix Rivera Felix Rivera	Trustee	November 4, 2022

/s/ Patrick Seese Patrick Seese	Trustee	November 4, 2022

/s/ Jason Sutherland Jason Sutherland	Treasurer and Principal Financial Officer	November 4, 2022

/s/ Christopher Shaw Christopher Shaw	Trustee	November 4, 2022